File pursuant to Rule 253(g)(2)

File Number: 024-12546

SUPPLEMENT NO. 4 DATED JULY 8, 2025

TO OFFERING CIRCULAR DATED JANUARY 6, 2025

Gin & Luck Inc.

This document supplements, and should be read in conjunction with, the Offering Circular filed on Form 1-A of Gin & Luck Inc. (the “Company”), originally filed on December 11, 2024, and amended on January 6, 2025 (the “Offering Circular”), and supplements dated February 21, 2025 (“Supplement No. 1”), May 16, 2025 (“Supplement No. 2”), and May 23, 2025 (“Supplement No. 3”), relating to the offer and sale by us of 4,939,049 shares of Series C-1 Preferred Stock (the “Shares”). The Offering Circular is available here. Supplement No. 1, Supplement No. 2, and Supplement No. 3 are available here, here, and here respectively. Unless otherwise defined in this supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, Supplement No. 1, Supplement No. 2, and Supplement No. 3.

The purpose of this Supplement No. 4 is to provide updated disclosure regarding various investor perks offered in connection with the sale of Shares under this offering. As a result, the Company amends and restates the following section and subsection of its Offering Circular.

“Investment Perks” subsection of “Investor Perks” subsection of PLAN OF DISTRIBUTION, page 20

Investment Perks

At stepped investment levels, the Company plans to offer investment packages that provide various incentives, including our products, accessories and events with our executives. The Company plans to offer the following benefits at various levels of investment1:

Tier	Minimum Dollar Investment	Rewards
Limited-Time $12 Investor-Only Perk	$1,001.10	For investors who invest at or before 11:59 p.m. Pacific Time (PT) on July 22, 2025, 2007 Death & Co cocktail priced, investor-only menu (i.e., $12 cocktails—representing roughly a 40% discount to cocktail pricing as of the date of this Offering Circular) at any Death & Co properties for you and three (3) accompanying guests. Investor-only menus will go live in July 2025 and be made accessible to investors via a unique link.
Tier 1	$2,500	Priority reservations at all Death & Co properties; invites to all investor events (investor happy hours held annually at each door as well as investor invite-only pre-opening events); and free access to Fashioned, Death & Co’s forthcoming cocktail education platform and community hub (to launch late July 2025).
Tier 2	$5,000	All Tier 1 perks plus 10% off at all Gin & Luck properties (Death & Co, Close Company, Death & Co Market, and Massachusetts Hotels); and a signed Death & Co book of your choosing.
Tier 3	$10,000	All Tier 2 perks plus 2007 Death & Co cocktail priced, investor-only menu (i.e. $12 cocktails—representing roughly a 40% discount to cocktail pricing as of the date of this Offering Circular) at any Death & Co properties for you and three (3) accompanying guests. Investor-only menus will go live in July 2025 and be made accessible to investors via a unique link.
Tier 4	$15,000	All Tier 3 perks plus a signed Death & Co illustration from Tim Tomkinson (the illustrator of Death & Co menus).
Tier 5	$20,000	All Tier 4 perks plus a personal cocktail class for you and a group of ten (10) of your friends held at one of any of our locations.
Signature Pour	$50,000	All Tier 5 perks, plus a cocktail created for you, named by you, and featured at the Death & Co location of your choosing for one (1) season.
Reserve Collection	$75,000	All Signature Pour perks plus a commemorative plaque at the Death & Co of your choosing, plus an invitation to participate in a regularly scheduled quarterly call with Gin & Luck + Death & Co CEO, David Kaplan.

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Grand Cru	$100,000	All Reserve Collection perks plus an original framed Death & Co illustration by Tim Tomkinson.
Rare Cask	$200,000	All Grand Cru perks plus a catered cocktail party for up to fifty (50) guests at a Gin & Luck location of your choosing.
Founder’s Perk	$500,000	All Rare Cask perks, plus the opportunity to participate in the development journey of a new Death & Co or Close Company venue in a U.S. market nominated by the investor (subject to eligibility and feasibility criteria). This Founder’s Perk includes ceremonial involvement in the site identification, design process, and pre-opening milestones; public recognition in venue materials and public communications; a lifetime 25% discount for the investor and their guests at the venue (if launched); and select invitations to company strategy dinners or retreats. Additional details are provided in the terms and conditions below.†

1Investor Perks – General Terms & Conditions: All investor perks described above are subject to the terms and conditions set forth herein. The Company shall only be required to fulfill such perks if the perk’s holder is a shareholder of the Company at the time the perk is fulfilled. The Company will make good-faith efforts to coordinate timely delivery and access to the listed perks; however, timing and availability may be subject to logistical, operational, or third-party constraints. All perks are subject to expiration upon the earliest to occur of the following events, each as defined in the Company’s Second Amended and Restated Certificate of Incorporation: (i) a Deemed Liquidation Event; (ii) the Mandatory Conversion Time; or (iii) the liquidation, dissolution, or winding up of the Corporation (collectively, the “Expiration Event”). This limitation applies to all tiers of perks, including both one-time benefits (such as signed merchandise, event access, or artwork) and ongoing access perks (such as discounts, investor-only menus, or digital platform access).

The Company is of the opinion that these Investor Perks do not have any cash value and do not alter the sales price or cost basis of the securities offered hereby. Rather, they are promotional in nature and intended to thank investors for supporting the Company’s mission and growth. Nonetheless, investors are strongly encouraged to consult their personal tax advisors to determine any potential tax consequences arising from the receipt of such perks in connection with their investment.

The Company reserves the right to modify, substitute, or discontinue any perk at its discretion. Perks are non-transferable unless otherwise noted and may be subject to additional eligibility or participation requirements at the time of fulfillment.

† Founder’s Perk—Terms & Conditions: The Founder’s Perk is available to investors who contribute $500,000 or more in this Offering. The following terms apply: The Company will make a good-faith effort to prioritize a nominated U.S. market for potential development of a Death & Co or Close Company venue within eighteen (18) months of the qualifying investment. Site viability remains subject to internal feasibility criteria, including but not limited to: real estate availability and lease terms; local labor market and wage conditions; regulatory and/or licensing environment; capital expenditure forecasts and financing strategy, and competitive landscape and market saturation. The Company will not guarantee that the investor or investor group’s proposed city will be selected or that any new venue will open within a specified time frame. If a nominated city results in a venue launch, the investor or investor group will receive:

•	Public recognition in venue menus and in public-facing materials, including press releases and promotional content, as a contributor to the venue’s development;
•	Lifetime 25% discount at that venue;
•	Reserved seating and VIP access for special events;
•	Participation in development previews and special events marking key project milestones, such as site visits, grand openings, or other notable developments in the venue’s process; and
•	Select invitations to company strategy dinners or retreats.

The Founder’s Perk is subject to a future written agreement between the investor and the Company to further detail and memorialize the terms and conditions for participation. This agreement will address additional conditions necessary to implement the Founder’s Perk, including but not limited to confidentiality obligations, logistical arrangements, and any additional Company or investor responsibilities. For investor groups, all perks associated with the Founder’s Perk will be extended to the group as a whole, with specific participation details to be determined by the Company in its reasonable discretion. The Company and the investor will work together in good faith to finalize these terms, provided that the Company reserves the right to modify the general benefits outlined above as reasonably necessary to protect its business interests.

Due to share price calculations, some final investment amounts may be rounded down to the nearest whole share but still qualify for the designated perk tier. Additionally, Investors must complete the online process and receive an initial email confirmation by the deadline stated on the investment platform in order to be eligible for perks.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

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